[redacted]

14046159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Capital Marketing LLC

OFFICIAL USE ONLY
145850
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

266 Main Street, Building 3, Suite 25
(No. and Street)

Medfield (City) MA (State) 02052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Callaghan, Partner, and Gregory Garland, Partner 508-242-5471
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

114 West 47th Street, 19th Floor (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2014
05 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, We, Robert Callaghan and Gregory Garland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Capital Marketing LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Co-Manager

Title

Carol Mayer

Notary Public

CAROL A. MAYER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 27, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pursuit Capital Marketing LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2013

Pursuit Capital Marketing LLC

Financial Statements
and Supplementary Information

For the Year Ended December 31, 2013

CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Members of
Pursuit Capital Marketing, LLC
Medfield, MA

Report on the financial statements

We have audited the accompanying statement of financial condition of Pursuit Capital Marketing, LLC (the "Company") as of December 31, 2013, and the related statement of income, changes in members' equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

114 West 47th Street, 19th Floor, New York, NY 10005 212.785.9700

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pursuit Capital Marketing, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
February 10, 2014

Pursuit Capital Marketing, LLC
Statement of Financial Condition

	December 31, 2013
Assets	
Cash	$ 980,709
Accounts receivable	864,697
Prepaid expenses	16,811
Security deposits	2,479
Furniture and computer equipment at cost, less accumulated depreciation of $49,563	318
Total Assets	$ 1,865,014
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 76,750
Members' equity	
Members' equity	1,788,264
Total liabilities and members' equity	$ 1,865,014

The accompanying notes are an integral part of these financial statements.

Pursuit Capital Marketing, LLC
Statement of Income

	For the Year Ended December 31, 2013
Revenue	
Fee Income	$ 6,398,792
Interest income	326
	6,399,118
Expenses	
Salaries and benefits	418,300
Technology, data and communications	84,271
Regulatory fees and expenses	14,498
Occupancy	30,753
Other expenses	42,127
Total expenses	589,949
Net income	$ 5,809,169

The accompanying notes are an integral part of these financial statements.

Pursuit Capital Marketing, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Balance, December 31, 2012	$ 1,475,333
Net income	5,809,169
Members' distributions	(5,496,238)
Balance, December 31, 2013	$ 1,788,264

The accompanying notes are an integral part of these financial statements.

Pursuit Capital Marketing, LLC
Statement of Cash Flows

		For the Year Ended December 31, 2013
Cash flows from operating activities		
Net income	$	5,809,169
Adjustments to reconcile net profit to net cash provided by operating activities:		
Depreciation		636
Changes in operating assets and liabilities		
Accounts receivable		479,946
Prepaid expenses		(2,007)
Accounts payable and accrued expenses		1,254
Net cash provided by operating activities		6,288,998
Cash flows from financing activities		
Members' distributions		(5,496,238)
Net cash used in financing activities		(5,496,238)
Net increase in cash		792,760
Cash, beginning of year		187,949
Cash, end of year	$	980,709

Supplementary disclosures of cash flow information

Cash paid during the year for:

Income taxes	**$**	0
Interest expense		0

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operations

Pursuit Capital Marketing LLC (the "Company") was organized as a Limited Liability Company on September 8, 2005 in the state of Massachusetts. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on February 15, 2011. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as an intermediary in the marketing of investment strategies for its Asset Manager clients to prospective investors through registered investment advisors, consultants and/or third parties. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are from consulting fees, fixed fees, and a percentage of the Asset Manager's money management fee. Consulting agreements with Asset Managers are multi-year contracts.

Consulting fees are accrued when earned. They are paid in arrears on the last day of each calendar quarter.

Marketing and sales fee contracts are also for multiple years. The Company is compensated by a fixed fee and a percentage of the Asset Manager's money management fee. The fixed fee component is paid in advance on the first day of each calendar quarter. Percentage fees are paid in arrears, usually within 45 days, after the end of each calendar quarter.

Depreciation
The Company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture & Computer Equipment	5-7 years

Depreciation expense for the year ended December 31, 2013 was $636.

Accounts Receivable
Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $903,959, which was $898,842 in excess of the FINRA minimum net capital requirement.

Note 4 - Concentration of Customer Revenues

For the year ended December 31, 2013, two customers accounted for 100% of the Company's revenue. These customers accounted for 100% of accounts receivable as of December 31, 2013. One client accounted for 99.5% of revenues.

Note 5 - Commitments and Contingencies

Leases

The Company leased office space under a three-year lease which began October 1, 2011. The base monthly rent was $2,072 and is adjustable by 3% annually. The lease will expire on September 30, 2014. The Company paid $27,438 in office rent for the year ended December 31, 2013. Future minimum lease payments are as follows:

Year Ending December 31	Amount
2014	$ 23,449

Note 6 - Pension and Profit Sharing Plans

The Company sponsors a defined contribution profit sharing plan and a cash balance plan that covers substantially all of its employees. Contributions are made at the discretion of the Members of the Company. Contributions made to the plan for the year ended December 31, 2013 totaled $477,800. The Company paid $427,800 for the two members. These payments are included in Members' Distributions.

Note 7 - Subsequent Events

The Company evaluated events occurring between the end of its fiscal year, December 31, 2013, and February 10, 2014, when the financial statements were issued.

Pursuit Capital Marketing, LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

Pursuit Capital Marketing, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2013

COMPUTATION OF NET CAPITAL		
Members' equity		$ 1,788,264
Less non-allowable assets:		
Accounts receivable	864,697	
Prepaid expenses	16,811	
Security deposits	2,479	
Furniture and computer equipment, net	318	
		884,305
Net capital		$ 903,959
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	76,750	
Total aggregate indebtedness		$ 76,750
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		5,117
(b) Minimum net capital required of broker dealer		$ 5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 5,117
EXCESS NET CAPITAL		$ 898,842
EXCESS NET CAPITAL AT 1,000% (Net Capital - 10% of Aggregate Indebtedness)		$ 896,284
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.08 to 1

See Independent Auditors' Report.

Pursuit Capital Marketing, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)
December 31, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5, as of December 31, 2013)

NET CAPITAL - As reported in the Company's Part IIA (unaudited) FOCUS report	$ 903,959
AUDIT ADJUSTMENTS	--
NET CAPITAL - December 31, 2013 (audited)	$ 903,959

There are no material differences between the Company's computation of net capital and the focus filing.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
Pursuit Capital Marketing, LLC
Medfield, MA

In planning and performing our audit of the financial statements of Pursuit Capital Marketing, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

114 West 47th Street, 19th Floor, New York, NY 10005 212.785.9700

**Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 10, 2014

Pursuit Capital Marketing, LLC
Supplemental SIPC Report
For The Year Ended
December 31, 2013

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Members of
Pursuit Capital Marketing, LLC
Medfield, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Pursuit Capital Marketing, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Pursuit Capital Marketing, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pursuit Capital Marketing, LLC's management is responsible for Pursuit Capital Marketing, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of the opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 10, 2014

114 West 47th Street, 11th Floor, New York, NY 10036 212.785.9700

Pursuit Capital Marketing, LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended December 31, 2013
Schedule Of Assessment Payments

General Assessment		$ 8,439
Less Payments Made:		
Date Paid	Amount	
7-26-2013	$ 4,166	4,166
Prior Overpayment		
	$ 0	
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 4,273
Payment made with Form SIPC 7		$ 4,273

See Independent Auditors' Report.

Pursuit Capital Marketing, LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended December 31, 2013

Total revenue	$ 6,399,117
Additions:	
Various (list)	
Total additions	$ --
Deductions:	
Revenues from investment advisory services rendered to registered investment companies	3,023,103
Other	
Interest income	326
Total deductions	$ 3,023,429
SIPC NET OPERATING REVENUES	$ 3,375,688
GENERAL ASSESSMENT @ .0025	$ 8,439

See Independent Auditors' Report.